EXHIBIT 99.1

RedHill Biopharma and Express Scripts Subsidiary Inside Rx Add EnteraGam® to Savings Program for Uninsured or Underinsured Patients

TEL-AVIV, Israel and RALEIGH, N.C., Jan. 17, 2018 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (Tel-Aviv Stock Exchange:RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on late clinical-stage development and commercialization of proprietary drugs for gastrointestinal diseases and cancer, today announced that EnteraGam® (serum-derived bovine immunoglobulin/protein isolate, SBI)1 was added to the Inside RxSM prescription savings program2. This program allows RedHill to provide a discount on EnteraGam® directly to eligible patients who are uninsured or underinsured.

  Inside Rx, a subsidiary of Express Scripts, is a leading prescription savings program that provides more affordable access to eligible, uninsured people who pay full list price for prescription medications.

  Savings on EnteraGam® under the Inside RxSM program could benefit eligible uninsured patients and insured patients who choose to pay out of pocket if their plan does not provide coverage of EnteraGam®.

  EnteraGam® is a medical food intended for the dietary management of chronic diarrhea and loose stools, which must be administered under medical supervision.

Craig Miller, RedHill’s VP U.S. Business Operations, Market Access, said: “RedHill is attentive to patients’ needs and requests and is taking measures to make EnteraGam® more affordable to them. We value our evolving relationship with Inside Rx and look forward to continue working with them to increase patient access for our products.”

About EnteraGam®:
EnteraGam® (serum-derived bovine immunoglobulin/protein isolate, SBI) is a medical food product intended for the dietary management of chronic diarrhea and loose stools. EnteraGam® must be administered under medical supervision. EnteraGam® binds microbial components3, such as toxic substances released by bacteria, that upset the intestinal environment. This helps prevent them from penetrating the lining of the intestine, which may contribute to chronic diarrhea and loose stools in people who have specific intestinal disorders4.

Safety Information about EnteraGam®:
EnteraGam® contains beef protein; therefore, patients who have an allergy to beef or any other component of EnteraGam® should not take this product.  EnteraGam® has not been studied in pregnant women, in women during labor and delivery, or in nursing mothers.  The choice to administer EnteraGam® during pregnancy, labor and delivery, or to nursing mothers is at the clinical discretion of the prescribing physician.

EnteraGam® does not contain any milk-derived ingredients such as lactose, casein or whey.  EnteraGam® is gluten-free, dye-free and soy-free.

Please see full Product Information.

To report suspected adverse reactions, contact Entera Health, Inc. at 1-855-4ENTERA (1-855-436-8372), or the FDA at 1-800-FDA-1088 (1-800-332-1088) or www.fda.gov/medwatch.

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (Tel-Aviv Stock Exchange:RDHL) is a specialty biopharmaceutical company, primarily focused on the development and commercialization of late clinical-stage, proprietary drugs for the treatment of gastrointestinal diseases and cancer. RedHill promotes three gastrointestinal products in the U.S.: Donnatal® - a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis; Esomeprazole Strontium Delayed-Release Capsules 49.3 mg - a prescription proton pump inhibitor indicated for adults for the treatment of gastroesophageal reflux disease (GERD) and other gastrointestinal conditions; and EnteraGam® - a medical food intended for the dietary management, under medical supervision, of chronic diarrhea and loose stools. RedHill’s key clinical-stage development programs include: (i) TALICIA™ (RHB-105) - an oral combination therapy for the treatment of Helicobacter pylori infection with an ongoing confirmatory Phase III study and successful results from a first Phase III study; (ii) RHB-104 - an oral combination therapy with an ongoing first Phase III study for Crohn's disease and a planned pivotal Phase III study for nontuberculous mycobacteria (NTM) infections; (iii) YELIVA® (ABC294640) - an orally-administered, first-in-class SK2 selective inhibitor with an ongoing Phase IIa study for cholangiocarcinoma; (iv) BEKINDA® (RHB-102) - a once-daily oral pill formulation of ondansetron with positive final results from a Phase III study in acute gastroenteritis and gastritis and positive top-line final results from a Phase II study in IBS-D; (v) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd. and (vi) RHB-107 (MESUPRON) - a Phase II-stage first-in-class, orally-administered protease inhibitor, targeting pancreatic cancer and inflammatory gastrointestinal diseases. More information about the Company is available at: www.redhillbio.com.

1 EnteraGam® (serum-derived bovine immunoglobulin/protein isolate, SBI) is a commercially-available medical food, intended for the dietary management of chronic diarrhea and loose stools due to specific intestinal disorders, which must be administered under medical supervision.
2 https://insiderx.com/featured-medications3 Horgan A, Maas K, Henderson A, Detzel C, Weaver E. Serum-derived bovine immunoglobulin/protein isolate binds to pathogen-associated molecular patterns. Poster presented at: Federation of American Societies for Experimental Biology; April 26-30, 2014; San Diego, CA.
4 Petschow BW, Burnett B, Shaw AL, Weaver EM, Klein GL. Serum-derived bovine immunoglobulin/protein isolate: postulated mechanism of action for management of enteropathy. Clin Exp Gastroenterol. 2014;7:181-190.
Gasbarrini A, Lauritano EC, Garcovich M, Sparano L, Gasbarrini G. New insights into the pathophysiology of IBS: intestinal microflora, gas production and gut motility. Eur Rev Med Pharmacol Sci. 2008;12 Suppl 1:111-117.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to successfully market Donnatal® and EnteraGam®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 23, 2017. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.

Company contact: Adi Frish Senior VP Business Development & Licensing RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	IR contact (U.S.): Marcy Nanus Senior Vice President The Trout Group +1-646-378-2927 Mnanus@troutgroup.com